UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO to Increase Shareholding in NIO China

On September 24, 2021, NIO Inc. (“NIO” or the “Company”), through its wholly owned subsidiary, entered into a definitive agreement to increase its shareholding in NIO Holding Co., Ltd. (“NIO China,” previously known as NIO (Anhui) Holding Co., Ltd.).

Pursuant to the agreement, NIO will (i) repurchase from a minority strategic investor that invested in NIO China in April 2020  (together with the remaining strategic investors, the “NIO China Strategic Investors”) 1.418% equity interest in NIO China for a consideration of RMB2.5 billion (the “Equity Interest Repurchase”); and (ii) subscribe for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion (the “Capital Subscription”). Upon the completion of the Equity Interest Repurchase and the Capital Subscription, the Company will hold an aggregate of 92.114% controlling equity interests in NIO China.

In connection with the Equity Interest Repurchases and the Capital Subscription, the NIO China Strategic Investors have duly waived their applicable minority shareholder rights, including pre-emptive rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: September 24, 2021